UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                      Income Opportunities Fund 1999, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45333P107
                         ------------------------------
                                 (CUSIP Number)


                                 April 30, 1998
                         ------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

CUSIP No. 45333P107                   13G                      Page 2 of 5 Pages
          ---------                                                ---  ---
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           - 0 -
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,725,397 shares Common Stock, par value $0.01
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         - 0 -
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,725,397 shares Common Stock, par value $0.01
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,725,397 shares Common Stock, par value $0.01
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     BK, HC, OO
________________________________________________________________________________
                      *SEE INSTRUCTION BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.

     (a)  Name of Issuer:

          Income Opportunities Fund 1999, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          Merrill Lynch
          800 Scudders Mill Road
          Plainsboro, N.J.  08536

Item 2.

     (a)  Name of Person Filing:

          Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule 1.

     (b)  Address of Principal Business Office:

          Uetlibergstrasse 231, P.O. Box 900,  CH-8045 Zurich, Switzerland

     (c)  Citizenship:

          Switzerland

     (d)  Title of Class of Securities:

          Common Stock, par value $0.01

     (e)  CUSIP Number:

          45333P107

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a(n):

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

     (b)  [X]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

     (e) [_] Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

     (f) [_] Employee Benefit Plan or Endowment Fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

     (g) [X] Parent Holding Company or Control Person in accordance with ss. 240.13d-1(b)(ii)(G)

     (h) [_] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [_] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  [_]  Group in accordance with ss. 240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box [_]

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          See response to Item 9 on the attached cover pages.

     (b)  Percent of Class:

          See response to Item 11 on the attached cover pages.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                See response to Item 5 on the attached cover pages.

          (ii)  shared power to vote or to direct the vote:
                See response to Item 6 on the attached cover pages.

          (iii) sole power to dispose or to direct the disposition of:
                See response to Item 7 on the attached cover pages.

          (iv)  shared power to direct the disposition of:
                See response to Item 8 on the attached cover pages.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          See Schedule I.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 26, 1999                  CREDIT SUISSE FIRST BOSTON, acting
                                        solely on behalf of the Credit Suisse
                                        First Boston business unit

                                        By:    /s/ William w. Chandler
                                             -----------------------------------
                                        Name:     William W. Chandler
                                        Title:    Director

                                   Schedule I

This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an indirect majority owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI.

The ultimate parent company of the Bank and CSFBI, and the owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.